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                                                                    EXHIBIT 99.4

[WILBERT, INC. LETTERHEAD]


December 1, 2000


The Board of Directors
The York Group, Inc.
c/o Mr. Tom J. Crawford
Chairman of the Board & Chief Executive Officer
8554 Katy Freeway, Suite 200
Houston, Texas 77024


Gentlemen:

We believe the business combination of Wilbert, Inc. ("Wilbert" or "the Company") and The York Group, Inc. ("York") provides a unique opportunity to create a company that will become the premier funeral supply provider to the death care industry. Wilbert has a network of 147 licensees providing products and services from over 300 locations. Our company has a 107-year history of dedicated service to the funeral industry. The Company's history of providing quality products and service has put Wilbert in its current position as the highly respected, dominant provider of burial vaults to the funeral industry. Wilbert also has become the fourth largest manufacturer of thermoform plastics in the US, with a significant portion of our plant's output used in the funeral industry.

We believe combining Wilbert's network of independent distributors with York's casket and bronze manufacturing and distribution capabilities will offer funeral service providers a compelling combination of products and services not available from any other source. We specifically believe that Wilbert's good relations with both funeral service providers and cemeteries, and its everyday presence in the cemetery, put it in an especially strong position to assist York with the sales and servicing of its bronze memorial products. Further, we believe that the combination of York caskets and bronze products with Wilbert vaults will be especially compelling when packaged for sale to the expanding pre-need market.

From a financial perspective, Wilbert's strong balance sheet can help to resolve York's current financing problems and put the combined company on the sound financial

_________________________________Wilbert, Inc._________________________________
     P.O. Box 210 o Forest Park, Illinois 60130-0210 o 2913 Gardner Road o Broadview, Illinois 60155-4488 o (708) 865-1600 o Fax: (708) 865-1646
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footing needed to compete in today's market place. This combined company would enjoy a broader customer base, improved cash flow, and a more liquid market opportunity for investors, all of which we believe will lead to a higher valuation for both companies' shareholders.

Our vision for the combined company is based on the following general principles.

     1. A commitment to an independent and financially healthy distribution network -- Wilbert has built its business on the basis of a 100% independently owned licensee network and believes that independently owned licensee/distributors provide the most dynamic and cost effective method to serve the nations 22,000+ funeral homes. York's current operations encompass a mix of company owned and independently owned distributors. Wilbert would not expect to disrupt the operations of York's independently owned distributors and would take steps to transfer ownership of company owned distribution centers to independently owned operations as expeditiously as practical.

          We anticipate the process of selecting new independent distributors to replace those locations currently operated by York would focus on selecting independent distributors that, based on demonstrated experience in and knowledge of the casket industry, financial capabilities and proposed business plan offers the Company the most potential for a successful and growing sales and services outlet.

     2. Separate product distribution channels -- Wilbert expects to derive significant synergies from combined administrative, marketing and cross-selling efforts. However, we do not expect to combine casket and vault distribution channels. We believe York's distributors continuing to assemble/distribute casket products and Wilbert's licensees continuing to manufacture and service burial vaults is the most efficient and effective way to deliver and service those products.

          The only significant change we would expect to make is the logical transfer of York's steel vaults to the Wilbert distribution network. As I have indicated in our prior conversations, Wilbert, Inc. prefers that York not divest its steel vault operations and considers them to be a valuable and integral product line in considering the possibility of joining our two companies to create a full line funeral product supplier.

          However, should York unilaterally determine to divest its steel casket operations, Wilbert would be extremely interested in acquiring them. As the largest vault manufacturer in the United States, Wilbert should be considered a leading candidate and likely "best buyer" to purchase those operations. And, as a major shareholder of York, Wilbert would consider it a breach of the York Board's fiduciary responsibility to dispose of those operations without seeking to maximize their value by including Wilbert in the solicitation process.



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December 1, 2000
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     As indicated above, we are committed to an independent distribution network and further committed to separate product distribution channels. We expect to determine the appropriate independent distribution channel for bronze memoralization products after further study of regional sales patterns, dealer installation capabilities and other factors critical to the successful sales and servicing of bronze memorial products.

We recognize the importance of a strong and stable distribution network. For this specific reason, we request you allow us to meet with members of the York Distributors' Association to solicit their ideas, and to explain our own thoughts regarding the operations of a company which combine Wilbert's and York's current operations. We would like to have such a meeting as soon as practical. We welcome York management's attendance at such a meeting to hear what Wilbert has to say regarding its plans. However, we would expect to have adequate time without York management to insure that independent distributors feel free to express their views regarding current operations.

Gentlemen, we believe the principles outlined above provide a solid basis on which to develop a more detailed operational plan, once the two companies agree to join forces. We have evidenced our faith in York and the potential of the combined companies with our financial commitment of over $6.0 million to purchase approximately 14.1% of York's stock, and would have continued to buy stock had you not adopted a poison pill. We have also discussed with our banks conditions under which Wilbert could assist York with its refinancing efforts and indicated to your representatives our interest in and willingness to do so.

To date, we along with other shareholders, have been rewarded with a declining stock price, except during the period Wilbert was supporting the market, a continuing decline in earnings, a disappointing array of surprise special charges, continued confirmation of York's inability to restructure its debt, and most recently have been denied a list of other shareholders in order to communicate with them. Not withstanding your recent appointment of a new chief executive officer and a new chief financial officer, we believe York's recent history has served to undermine the investment community's faith in York's corporate governance structure and process. We continue to believe York possesses some valuable assets along with its overstated goodwill. However, we are concerned that the value of those assets will continue to erode and that York, as a stand-alone company, can achieve neither acceptable profitability nor a leadership position in a rapidly consolidating industry.

Based on this opinion, we believe you should take immediate steps to meet with Wilbert's representatives and negotiate the specific terms of a business combination. In order to restore confidence among shareholders and because of what we view as the relative values of each company, we expect that under the terms of the negotiated agreement the majority of initial nominees for the Board of a combined company will be
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Wilbert nominees. We will strive to assemble a knowledgeable, talented, freethinking Board of Directors and would hope to include some members of your current Board should they be willing to serve. Obviously the proposed candidates must be approved by the shareholders as a part of the approval process and are subject to the re-election process at subsequent regular shareholder annual meetings.

We have set forth above our vision for the combination of our two companies. Our proposal is subject to due diligence, no material adverse change in your operations or financial condition, negotiation of a definitive agreement, and the restructuring of our combined financial obligations.

In summary, we believe the opportunity to benefit from a combination of York and Wilbert is a compelling one for our customers and our shareholders. We have evidenced this belief with our past financial commitment to an ownership position in York, our openly expressed willingness to continue purchasing stock, if allowed to do so, and our offer to discuss assisting York with its refinancing efforts. We are now proposing a specific course of action for combining the two companies and shall look forward to your response.


Very truly yours,


/s/ Curtis J. Zamec
------------------------------------
    Curtis J. Zamec,
    Chairman and Chief Executive Officer